INSURANCE BINDER	58374
FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005 (212) 344-2444 • (800) 221-5830 TELEX: 222792 • CABLE: CRYSTINSCOS TELECOPIER: (212) 425-7017

Insured’s Mailing Address	Gartmore Variable Insurance Trust & Gartmore Mutual Funds 1200 River Road, Suite 1000 Conshocken, PA 19428	Date Typed By: A/E: Insured’s No.	9/21/06 msd/58374 KGR
		Telephone Confirmation	☐

Company or Agency	Continental Casualty Company c/o CNA Insurance Company 40 Wall Street, 9th Floor New York, NY 10004	Date With Whom

New Order ☐ Endorsement ☒ Renewal ☐ Rewrite ☐ Information Only ☐		Inception or Effective Date 3/15/06

Name (if different from mailing address)		Expiration Policy No. Company	3/15/07 287008892 Continental Casualty Company

Location(s) (if different from mailing address)		Prepaid Installment Premium	☒ ☐ N/A

Type of Coverage - Registered Management Investment Company Bond

Specifications

In consideration of the premium charged, it is hereby understood and agreed that effective

May 1, 2006 Rider No. 4 is amended as follows:

GVIT Mid Cap Index (f/k/a Dreyfus GVIT Mid Cap Index Fund)

GVIT International Value Fund (f/k/a Dreyfus GVIT International Value Fund)

GVIT S&P 500 Index Fund (f/k/a GVIT Equit 500 Index Fund)

All other terms, conditions and exclusions remain unchanged.

Mortgagee ☐ Loss Payee ☐ Additional Insured ☐ Other ☐

Enclosure ☐	The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.
Remarks ☐

For Frank Crystal & Co., Inc. Refer to: Katherine G. Riddle	Name of Underwriter: (Print or Type) Mark Equi Signature Original signature on file with Frank Crystal & Co., Inc.

Admitted ☒ Non-Admitted ☐	For (Insurance Company) Continental Casualty Company Date Signed

ASSISTANT SECRETARY CERTIFICATE

The undersigned hereby certifies that he is the Assistant Secretary of Gartmore Mutual Funds (the “Trust”), that the following is a true and correct copy of the resolutions duly adopted by a unanimous vote at the meeting of the Board of the Trustees of the Trust held on March 10, 2006, at which meeting a quorum was at all times present and acting; that the passage of said resolutions were in all respects legal; and that said resolutions are in full force and effect:

RESOLVED, that, in accordance with Rule 17g-1 under the 1940 Act: (i) the form of a one-year joint insured fidelity bond in the amount of $10,000,000 issued by Columbia Casualty Company, a member of CNA Insurance Companies, to the Trust, as required by said Rule 17g-1, is hereby approved; and (ii) the amount of said bond is determined to be reasonable; and it is

RESOLVED FURTHER, that the allocation of the premium for the joint insured bond between the Trust and Gartmore Variable Insurance Trust, said premiums totaling $25,000, and allocated relative to the net asset amount of the Trust on March 15, 2006, and allocated relative to the net asset amount of the Gartmore Variable Insurance Trust on March 15, 2006, is hereby approved, after taking into consideration all relevant factors in relation to the joint insured bond, including, but not limited to: (i) the number of other parties to the joint insured bond; (ii) the nature of the business activities of these parties; (iii) the amount of the joint insured bond; (iv) the amount of the premium for the joint insured bond; (v) the ratable allocation of the premium among all parties named as insureds; and (vi) the extent to which the share of the premium allocation to the Trust is less than the premium the Trust would have had to pay if the Trust had been provided and maintained a single insured bond; and it is

RESOLVED FURTHER, that, in accordance with Rule 17g-1 under the 1940 Act, the proper officers of the Trust be, and these officers hereby are, authorized to take such actions as these officers deem necessary or desirable, including the filing of the joint insured bond and the Joint Insured Bond Agreement with the Securities and Exchange Commission, to carry out the intent of the foregoing resolutions; and it is

RESOLVED FURTHER, that the Joint Liability Insurance Agreement and the Joint Insured Bond Agreement, in regard to the joint insurance policy and the joint fidelity bond, respectively, each in substantially the form presented at this Meeting be, and each of these agreements hereby is, approved for the Trust and Gartmore Variable Insurance Trust with such non-material changes as the proper officer of the Trust, with the advice of the Trust’s counsel and counsel to the “Independent Trustees” of the Trust, as that term is defined at Section 2(a)(19) of the 1940 Act, may approve, said approval to be conclusively evidenced by the execution and delivery of these agreements.

Dated this 1st day of June 2006.

/s/ Charles Daly
Charles Daly
Assistant Secretary

ASSISTANT SECRETARY CERTIFICATE

The undersigned hereby certifies that he is the Assistant Secretary of Gartmore Variable Insurance Trust (the “Trust”), that the following is a true and correct copy of the resolutions duly adopted by a unanimous vote at the meeting of the Board of the Trustees of the Trust held on March 10, 2006, at which meeting a quorum was at all times present and acting; that the passage of said resolutions were in all respects legal; and that said resolutions are in full force and effect:

RESOLVED, that, in accordance with Rule 17g-1 under the 1940 Act: (i) the form of a one-year joint insured fidelity bond in the amount of $10,000,000 issued by Columbia Casualty Company, a member of CNA Insurance Companies, to the Trust, as required by said Rule 17g-1, is hereby approved; and (ii) the amount of said bond is determined to be reasonable; and it is

RESOLVED FURTHER, that the allocation of the premium for the joint insured bond between the Trust and Gartmore Mutual Funds, said premiums totaling $25,000, and allocated relative to the net asset amount of the Trust on March 15, 2006, and allocated relative to the net asset amount of the Gartmore Mutual Funds on March 15, 2006, is hereby approved, after taking into consideration all relevant factors in relation to the joint insured bond, including, but not limited to: (i) the number of other parties to the joint insured bond; (ii) the nature of the business activities of these parties; (iii) the amount of the joint insured bond; (iv) the amount of the premium for the joint insured bond; (v) the ratable allocation of the premium among all parties named as insureds; and (vi) the extent to which the share of the premium allocation to the Trust is less than the premium the Trust would have had to pay if the Trust had been provided and maintained a single insured bond; and it is

RESOLVED FURTHER, that, in accordance with Rule 17g-1 under the 1940 Act, the proper officers of the Trust be, and these officers hereby are, authorized to take such actions as these officers deem necessary or desirable, including the filing of the joint insured bond and the Joint Insured Bond Agreement with the Securities and Exchange Commission, to carry out the intent of the foregoing resolutions; and it is

RESOLVED FURTHER, that the Joint Liability Insurance Agreement and the Joint Insured Bond Agreement, in regard to the joint insurance policy and the joint fidelity bond, respectively, each in substantially the form presented at this Meeting be, and each of these agreements hereby is, approved for the Trust and Gartmore Mutual Funds with such non-material changes as the proper officer of the Trust, with the advice of the Trust’s counsel and counsel to the “Independent Trustees” of the Trust, as that term is defined at Section 2(a)(19) of the 1940 Act, may approve, said approval to be conclusively evidenced by the execution and delivery of these agreements.

Dated this 1st day of June 2006.

/s/ Charles Daly
Charles Daly
Assistant Secretary

JOINT INSURED BOND AGREEMENT

THIS JOINT INSURED BOND AGREEMENT (the “Agreement”), made as of this 15th day of March 2006, by and between Gartmore Mutual Funds (“GMF”) and Gartmore Variable Insurance Trust (“GVIT”) (GMF and GVIT hereinafter referred to collectively as either the “Funds” or the “Joint Insureds”).

WITNESSETH:

WHEREAS, each of GMF and GVIT are registered management investment companies; and

WHEREAS, the board of trustees of each of GMF and GVIT (collectively, the “Boards”), including a majority of the Trustees of each of the Boards who are not “interested persons” of said investment company, as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (said Trustees hereinafter referred to as the “Independent Trustees”), has authorized and approved, pursuant to Rule 17g-1 under the 1940 Act, a joint insured bond (hereinafter, the “Joint Insured Bond”); and

WHEREAS, the Funds are jointly named as insured parties pursuant to the Joint Insured Bond, which consists of a one-year policy in the total amount of $10,000,000 coverage for the period from March 15, 2006, to March 15, 2007, for a total prepaid premium of $25,000; and

WHEREAS, the Boards have determined that the amount of the Joint Insured Bond is at least equal to the total amount that each Fund would have been required to provide and maintain individually under Rule 17g-1(d)(1) under the 1940 Act had each such Fund not been named under the Joint Insured Bond; and

WHEREAS, in regard to the allocation among the Joint Insureds of said prepaid premium under the Joint Insured Bond, the Independent Trustees have taken into consideration all relevant factors in relation to the Joint Insured Bond, including, but not limited to: (i) the number of other parties to the Joint Insured Bond; (ii) the nature of the business activities of these parties; (iii) the amount of the Joint Insured Bond; (iv) the amount of the premium for the Joint Insured Bond; (v) the ratable allocation of the premium among all parties named as Joint Insureds; and (vi) the extent to which the share of the premium allocation to a Joint Insured is less than the premium the Joint Insured would have had to pay if the Joint Insured had been provided and maintained a single insured bond; and

WHEREAS, the Boards have determined that the Boards satisfy the fund governance provisions of Rule 0-1(a)(7) under the 1940 Act; and

WHEREAS, the Joint Insureds, pursuant to Rule 17g-1(f) under the 1940 Act, are required to enter into an agreement dealing with, among other things, their respective rights under the Joint Insured Bond in the event of a loss thereunder.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.	As often as their fiduciary duties require, but, in the case of each registered management investment company, not less than once every twelve (12) months, the Boards of the Joint Insureds, including a majority of the Independent Trustees of each of the Boards, with due consideration to all relevant factors, shall approve the form, amount, and coverage of the Joint Insured Bond, including, but not limited to, the portion of the premium to be paid by said registered management investment companies, which shall meet the requirements of Rule 17g-1 under the 1940 Act.

2.	Accordingly, the parties hereby agree that:

i.	the premium for Joint Insured Bond shall be paid one-hundred-percent (100%) by the Funds;

ii.	in accordance with Rule 17g-1(e) under the 1940 Act, the portion of the premium to be paid by the Funds under the Joint Insured Bond shall be allocated to each Fund on the basis of the proportionate share of the sum of the premiums that would have been paid by the Fund if a joint insured bond were purchased separately by each Fund, and, in accordance with the recommendation by Frank Crystal & Company, the insurance broker for the Funds, said premium shall be allocated relative to the net asset amount of GMF on March 15, 2006 ([Asset Amount]) ($[Amount]), and allocated relative to the net asset amount of GVIT on March 15, 2006 ([Asset Amount]) ($[Amount]); and

iii.	said allocation is fair and reasonable.

3.	In the event that recovery is to be received under the Joint Insured Bond as a result of a loss sustained by one or both of the Joint Insureds, each Fund sustaining the loss shall receive an equitable and proportionate share of the recovery but at least equal to the amount which the Fund would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

4.	Each Joint Insured which is a registered management investment company shall comply with the filing and notification requirements of Rule 17g-1(g) under the 1940 Act during the term of this Agreement.

5.	This Agreement is effective as of the date first written above.

6.	Within sixty (60) days prior to the anniversary date of the Joint Insured Bond, either Fund, upon written notice to the other Fund, may terminate the terminating Fund’s participation hereunder. This Agreement shall terminate upon the mutual written consent of each party hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on their behalf as of the day and year first written above.

GARTMORE MUTUAL FUNDS

By:	/s/ Gerald J. Holland
Name:	Gerald J. Holland
Title:	Treasurer

GARTMORE VARIABLE INSURANCE TRUST

By:	/s/ Gerald J. Holland
Name:	Gerald J. Holland
Title:	Treasurer

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